UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

LEXENT INC.

(Name of the Issuer)

LEXENT INC.
HUGH J. O’KANE, JR.
KEVIN M. O’KANE
BRUCE LEVY
NOAH FRANZBLAU

(Name of Persons Filing Statement)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

52886Q 10 2

(CUSIP Number of Class of Securities)

Hugh J. O’Kane, Jr. Chairman Lexent Inc. Three New York Plaza New York, New York 10004 (212) 981-0700	Noah Franzblau, Esq. Secretary and General Counsel Lexent Inc. Three New York Plaza New York, New York 10004 (212) 981-0700

(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf
of Persons Filing Statement)

With copies to:

Steven M. Skolnick, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500	James B. Carlson, Esq. Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019-5820 (212) 506-2500

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$38,896,335	$3,147

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

Estimated for the purposes of calculating the filing fee only. Proposed maximum aggregate value of transaction: $38,896,335 (calculated on the basis of 25,498,070 shares of Lexent Inc. common stock outstanding, which represents the maximum number of shares that will be acquired in the transaction, multiplied by the $1.50 per share merger consideration, plus the difference between $1.50 and the strike price of options to acquire 696,148 shares of Lexent Inc. common stock. These shares include shares of Lexent Inc. common stock owned by Hugh J. O’Kane, Jr., Lexent’s Chairman, and Kevin M. O Kane, Lexent’s Chief Executive Officer and Vice Chairman, that will not be contributed by them to LX Merger Corp. prior to the completion of the transaction.)

[X]	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,147
Form or Registration No.: Schedule 14A
Filing Party: Lexent Inc.
Date Filed: July 31, 2003

INTRODUCTION
Item 16. Exhibits
SIGNATURES
Exhibit Index
PRESS RELEASE

INTRODUCTION

     This Amendment No. 4 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2003 (and amended and supplemented by a filing with the SEC of Amendment No. 1 on September 19, 2003, Amendment No. 2 on October 22, 2003 and Amendment No. 3 on November 20, 2003) by LX Merger Corp. (“Merger Co”), a Delaware corporation, Lexent Inc. (“Lexent”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Hugh J. O’Kane, Jr., Lexent’s Chairman, Kevin M. O’Kane, Lexent’s Chief Executive Officer and Vice Chairman, Bruce Levy, Lexent’s President and Chief Operating Officer and Noah Franzblau, Lexent’s Vice President, Secretary and General Counsel (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of July 9, 2003, by and among LX Merger Corp. and Lexent, as amended on November 5, 2003 by the First Amendment to Agreement and Plan of Merger (the “Agreement”).

     This final amendment to the Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transactions contemplated by the Agreement. Merger Co, which was a party to the Agreement, is not a filing party of this final amendment to the Schedule 13E-3 because it was merged with and into Lexent (the “Merger”), and Lexent is the surviving corporation.

     On November 20, 2003, Lexent filed with the SEC a Definitive Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders considered and voted on a proposal to adopt the Agreement and approve the Merger. At the special stockholders meeting, held on December 18, 2003, Lexent’s stockholders adopted the Agreement and approved the Merger. All references to the “Proxy Statement” contained in the 13E-3 Statement are references to that Definitive Proxy Statement.

     The Merger became effective on December 23, 2003, when a Certificate of Merger was filed with the Secretary of State of the State of Delaware (the “Effective Time”). Pursuant to the Agreement, on December 23, 2003, Merger Co was merged with and into Lexent, with Lexent surviving the Merger, and each outstanding share of common stock (“Common Stock”) of Lexent, par value $.001 per share, was converted into the right to receive $1.50 in cash, without interest, except that treasury shares held by Lexent and shares of Common Stock held by LX Merger Corp immediately prior to the Effective Time were canceled without any payment therefor. In addition, holders of Common Stock who properly exercised appraisal rights in accordance with Delaware law will receive cash in the amount of the appraised value of their shares of Common Stock, which may be higher or lower than, or the same as, the $1.50 per share being paid as the merger consideration. Each holder of options to purchase Common Stock (whether or not exercisable at the Effective Time) will receive in cash, without interest, for each share of Common Stock subject to such option, the excess, if any, of $1.50 per share over the exercise price per share of such option, less any applicable withholding taxes. To the extent that the exercise price of such option was greater than or equal to $1.50, such option was terminated and canceled without any consideration being payable to the holder of such option.

     As a result of the Merger, Lexent became a privately owned company.

     On December 23, 2003, Lexent issued a press release announcing completion of the Merger which is filed as Exhibit (a)(2) hereto.

Item 16. Exhibits

(a)(1) The Definitive Proxy Statement, as filed by Lexent, incorporated herein by this reference.

(a)(2) Press Release announcing completion of the Merger.

(b) Not applicable.

(c)(1) Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

(c)(2) Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003, previously filed as Exhibit (c)(2) of Amendment No. 1 to the Initial 13E-3 filed with the SEC on September 19, 2003.

(c)(3) Preliminary Draft Presentation by Rodman & Renshaw, dated April 3, 2003, previously filed as Exhibit (c)(3) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(c)(4) Preliminary Draft Presentation by Rodman & Renshaw, dated April 16, 2003, previously filed as Exhibit (c)(4) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(c)(5) Preliminary Draft Presentation by Rodman & Renshaw, dated April 21, 2003, previously filed as Exhibit (c)(5) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(d)(1) Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the Proxy Statement.

(f) The information contained in the sections entitled “The Merger—Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the Proxy Statement is incorporated herein by this reference.

(g) Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEXENT INC

By:	/s/ Bruce Levy Name: Bruce Levy Title: President and Chief Operating Officer

/s/ Kevin M. O’Kane Kevin M. O’Kane

/s/ Hugh J. O’Kane, Jr. Hugh J. O’Kane, Jr.

/s/ Bruce Levy Bruce Levy

/s/ Noah Franzblau Noah Franzblau

     Dated: December 23, 2003

Exhibit Index

Exhibit Number	Description

(a)(1)	The Definitive Proxy Statement, as filed by Lexent, incorporated herein by this reference.

(a)(2)	Press Release announcing completion of the Merger.

(b)	Not applicable.

(c)(1)	Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

(c)(2)	Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003, previously filed as Exhibit (c)(2) of the Initial 13E-3 filed with the SEC on July 31, 2003.

(c)(3)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 3, 2003, previously filed as Exhibit (c)(3) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(c)(4)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 16, 2003, previously filed as Exhibit (c)(4) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(c)(5)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 21, 2003, previously filed as Exhibit (c)(5) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the Proxy Statement.

(f)	The information contained in the sections entitled “The Merger—Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the Proxy Statement is incorporated herein by this reference.

(g)	Not applicable.